Exhibit 99.1

HELIX BIOPHARMA CORP. RECONSTITUTED BOARD OF DIRECTORS PROVIDES UPDATE TO SHAREHOLDERS

(Aurora, Ontario) – Helix BioPharma Corp. (TSX, NYSE Amex, FSE: “HBP”), announced today that its recently reconstituted Board of Directors has met and commenced a detailed review with independent advisors of the Company’s operations and current financial situation. This review includes an assessment of Helix’s research and development prospects and its existing contractual and strategic relationships with a view to improving the Company’s performance.

The Board of Directors also approved the initiation of Helix’s planned Polish Phase I/II clinical trial of its lung cancer drug candidate L-DOS47 according to the approved protocol beginning with the monotherapy arm. The Company currently plans to commence patient recruitment in this study before the end of its third fiscal quarter in April 2012, and will report on the expected schedule for this study when it is available.

The Company also announced today further enhancements of its Board of Directors and management team as follows:

  The Board of Directors has invited Professor Slawomir Majewski to join the board as an observer to provide input and guidance, given the need for expert clinical and scientific knowhow and decision-making in the months that lie ahead. Professor Majewski is Head of the Department of Dermatology and Venereology and Deputy Rector for Science and International Relations at the Medical University of Warsaw, Coordinator of the Polish Center of Preclinical Studies and Technology and a member of the scientific advisory board at the Polish Ministry of Health. He is also a former member of Helix’s Board of Directors, having served from 2008 to 2009.

  William White, Helix’s Chairman of the Board, has been appointed as interim Chief Executive Officer to replace Dr. Donald Segal who has resigned as of the date of this announcement, as was previously anticipated. In this capacity, Mr. White will oversee the management, operations and financing strategies of the Company in the short term and immediately implement a search for a permanent CEO.

Mr. White and other members of the Board of Directors look forward to meeting shareholders, and to providing further updates to Helix’s shareholders on the state of the Company, the decisions being implemented and the Company’s financing plans going forward.

Investor Relations:
Helix BioPharma Corp.
Tel: (877) 215-4813
Email: ir@helixbiopharma.com

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Forward-Looking Statements and Risks and Uncertainties
This News Release contains certain forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including forward-looking statements regarding Helix’s plans to initiate a Phase I/II clinical trial for L-DOS47 and expected timetable for completion of this clinical trial. Forward-looking statements, which may be identified by words including, without limitation, “expects”, “plans”, “will” and other similar expressions, are intended to provide information about management’s current plans and expectations regarding future operations. Although Helix believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties that may cause actual results or events to differ materially from those anticipated and no assurance can be given that these expectations will be realized, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, without limitation, that Phase I/II of the clinical trial of L-DOS47 will proceed on Helix’s anticipated timetable and on budget, that the clinical results will not be negative, and those identified in the Company’s other public filings with the Canadian securities administrators at www.sedar.com or with the SEC at www.sec.gov. Forward-looking statements and information are based on the beliefs, assumptions and expectations of Helix’s management at the date of this press release, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions or expectations, or other circumstances change, except as required by law.